Exhibit 11. Statement Regarding Computation of Per Share Earnings

	Year Ended June 30, 2006	Year Ended June 30, 2005
EQUIVALENT SHARES:
Weighted average shares outstanding	2,493,560	2,518,764

Total diluted shares	2,526,095	2,563,545

Net income	$ 4,004,199	$ 4,018,634

Basic earnings per share	$ 1.61	$ 1.60

Diluted earnings per share	$ 1.59	$ 1.57